                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 6)

                    Under the Securities Exchange Act of 1934


                        CBL & ASSOCIATES PROPERTIES, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    124830100
                                 (CUSIP Number)

                               Charles B. Lebovitz
                        CBL & Associates Properties, Inc.
                      Chairman and Chief Executive Officer
                                 One Park Place
                                6148 Lee Highway
                          Chattanooga, Tennessee 37421
                                 (423) 855-0001
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With A Copy To:

                              Yaacov M. Gross, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000

                               September 25, 2000
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]


                         Continued on following page(s)
                               Page 1 of 22 Pages

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 124830100                                           Page 2 of 22 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Charles B. Lebovitz

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                9,638,082

                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
 NUMBER OF
   SHARES                       101,600
BENEFICIALLY
  OWNED BY            --------- ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     9,638,082

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                101,600

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            9,739,682

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [X]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            29.3%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 124830100                                           Page 3 of 22 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            CBL & Associates, Inc.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Tennessee

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                8,805,243

                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
 NUMBER OF
   SHARES                       0
BENEFICIALLY
  OWNED BY            --------- ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     8,805,243

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            9,739,682

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [X]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            29.3%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 124830100                                           Page 4 of 22 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            College Station Associates

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Tennessee

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                228,194

                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
 NUMBER OF
   SHARES                       0
BENEFICIALLY
  OWNED BY            --------- ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     228,194

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            9,739,682

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [X]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            29.3%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 124830100                                           Page 5 of 22 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            CBL Employees Partnership / Conway

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Tennessee

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                27,157

                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
 NUMBER OF
   SHARES                       0
BENEFICIALLY
  OWNED BY            --------- ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     27,157

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            9,739,682

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [X]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            29.3%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 124830100                                           Page 6 of 22 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Foothills Plaza Partnership

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Tennessee

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                43,296

                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
 NUMBER OF
   SHARES                       0
BENEFICIALLY
  OWNED BY            --------- ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     43,296

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            9,739,682

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [X]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            29.3%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 124830100                                           Page 7 of 22 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Girvin Road Partnership

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Tennessee

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                3,385

                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
 NUMBER OF
   SHARES                       0
BENEFICIALLY
  OWNED BY            --------- ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     3,385

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            9,739,682

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [X]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            29.3%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 124830100                                           Page 8 of 22 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warehouse Partnership

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Tennessee

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                23,528

                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
 NUMBER OF
   SHARES                       0
BENEFICIALLY
  OWNED BY            --------- ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     23,528

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            9,739,682

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [X]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            29.3%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 124830100                                           Page 9 of 22 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Trust u/w Moses Lebovitz, FBO Charles B. Lebovitz
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Tennessee

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0

                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
 NUMBER OF
   SHARES                       50,800
BENEFICIALLY
  OWNED BY            --------- ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     0

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                50,800

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            9,739,682

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [X]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            29.3%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                          -------------------
CUSIP No. 124830100                                          Page 10 of 22 Pages
-------------------                                          -------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Trust u/w Moses Lebovitz, FBO Faye L. Peterken (f/k/a Faye Israel)
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Tennessee

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0

                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
 NUMBER OF
   SHARES                       50,800
BENEFICIALLY
  OWNED BY            --------- ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     0

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                50,800

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            9,739,682

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [X]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            29.3%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                          -------------------
CUSIP No. 124830100                                          Page 11 of 22 Pages
-------------------                                          -------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Stephen D. Lebovitz

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                442,000

                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
 NUMBER OF
   SHARES                       0
BENEFICIALLY
  OWNED BY            --------- ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     442,000

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            442,000

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [X]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.7%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                          -------------------
CUSIP No. 124830100                                          Page 12 of 22 Pages
-------------------                                          -------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John N. Foy

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                399,002

                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
 NUMBER OF
   SHARES                       0
BENEFICIALLY
  OWNED BY            --------- ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     339,002

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            339,002

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [X]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.6%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This Amendment No. 6 to Schedule 13D is filed on behalf of Charles B. Lebovitz ("Lebovitz"), CBL & Associates, Inc., a Tennessee corporation ("CBL"), College Station Associates, a Tennessee general partnership ("College Station"), CBL Employees Partnership / Conway, a Tennessee general partnership ("CBL Employees"), Foothills Plaza Partnership, a Tennessee general partnership ("Foothills"), Girvin Road Partnership, a Tennessee general partnership ("Girvin"), Warehouse Partnership, a Tennessee general partnership ("Warehouse"), Trust U/W Moses Lebovitz f/b/o/ Charles B. Lebovitz ("CBL Trust"), Trust U/W Moses Lebovitz f/b/o/ Faye L. Peterken (f/k/a Faye Israel) ("Peterken Trust"), Stephen D. Lebovitz ("SDL") and John N. Foy ("Foy" and all such persons, collectively, the "Reporting Persons"), and amends and supplements the Schedule 13D, dated November 3, 1993, as amended by Amendment No. 1 thereto filed on November 30, 1993, Amendment No. 2 thereto filed on December 30, 1993, Amendment No. 3 thereto filed on December 2, 1994, Amendment No. 4 thereto filed on September 25, 1995, and Amendment No. 5 thereto filed on January 22, 1997 (as so amended, the "Schedule 13D") with respect to the common stock, par value $0.01 per share (the "Common Stock") of CBL & Associates Properties, Inc. (the "Issuer"). This Amendment No. 6 to Schedule 13D and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to reflect certain events which occurred on September 25, 2000. The Schedule 13D is hereby amended and supplemented as follows:

Item 1. Security and Issuer

     This statement related to the Common Stock of the Issuer. The Issuer's principal executive offices are located at One Park Place, 6148 Lee Highway, Chattanooga, Tennessee 37421.

Item 2. Identity and Background.

     Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following:

     (a), (b), (c) The following individuals are being added as Reporting Persons pursuant to this Amendment No. 6:

     The principal occupation of SDL, a natural person, is to act as Director, President and Secretary of the Issuer. The business address of SDL is c/o CBL & Associates Properties, Inc., Watermill Center, 800 South Street, Waltham, MA 02154.

     The principal occupation of Foy, a natural person, is to act as Vice Chairman of the Board of Directors, Chief Financial Officer and Treasurer of the Issuer. The business address of Foy is c/o CBL & Associates Properties, Inc., One Park Place, 6148 Lee Highway, Chattanooga, Tennessee 37421.

     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of the directors, executive officers, general partners or members referred to in paragraph (a) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons nor, to the best of their knowledge, any of the directors, executive officers, general partners or members referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the individuals referred to in paragraph (a) above is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended and supplemented by adding, after the last paragraph thereof, the following:

     SDL and Foy acquired beneficial ownership of their shares of Common Stock using their private funds and through the award of shares and options to acquire shares of Common Stock under to the Issuer's stock incentive plan.

Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended and supplemented by adding, after the last paragraph thereof, the following:

     On September 25, 2000, the Issuer announced that it had entered into a Master Contribution Agreement (the "Master Contribution Agreement") with CBL & Associates Limited Partnership (the "Operating Partnership") and certain affiliates of The Richard E. Jacobs Group, Inc. ("Jacobs"), pursuant to which the Issuer will acquire interests in a portfolio of 21 regional malls and two associated centers for a purchase price of approximately $1.2 billion. Closing of the transaction is subject to, among other things, approval of the Issuer's stockholders.

     In connection with the execution of the Master Contribution Agreement, the Issuer, the Operating Partnership, Lebovitz, SDL, Foy, Jacobs and Martin J. Cleary, entered into a Voting and Standstill Agreement dated as of September 25, 2000 (the "Voting and Standstill Agreement"). Under the Voting and Standstill Agreement, among other things, Lebovitz, SDL and Foy agreed to (1) vote their shares of Common Stock to approve the issuance of the Special Common Units of the Operating Partnership and to authorize all other acts necessary to effect the acquisition and the other transactions contemplated by the Master Contribution Agreement and (2) vote their shares of Common Stock in favor of the election or re-election, as the case may be, of the two Jacobs designees (or such lower number in accordance with the Voting and Standstill Agreement) to the board of directors of the Issuer until the twelfth (12th) anniversary of the initial closing date of the acquisition.

     The foregoing summary of the Voting and Standstill Agreement is qualified in its entirety by reference to this Agreement, a copy of which is set forth as Exhibits 2 and which is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

     (a) The Reporting Persons beneficially own shares of Common Stock of the Issuer by virtue of their ownership of shares of Common Stock, options to acquire shares of Common Stock under the Issuer's stock incentive plan and limited partnership interests in the Operating Partnership which can be exchangeable upon the exercise of exchange or conversion rights (the "CBL Rights") by the Reporting Persons for, at the election of the Issuer, (i) shares of Common Stock (on a one-for-one basis) subject to the ownership limits set forth in the Issuer's certificate on incorporation, or (ii) their cash equivalent (based on the trading price of the Common Stock).

     Each Reporting Person other than SDL and Foy disclaims beneficial ownership of all the Common Stock beneficially owned by SDL and Foy. SDL disclaims beneficial ownership of all the Common Stock beneficially owned by each of the Reporting Persons other than SDL. Foy disclaims beneficial ownership of all the Common Stock beneficially owned by each of the Reporting Persons other than Foy. Pursuant to Rule 13d-4 promulgated under the Exchange Act, the filing of this statement on Schedule 13D shall not be construed as an admission by any Reporting Person that such Reporting Person is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of the securities covered by this statement on Schedule 13D.

     As of the date hereof, the beneficial ownership of Common Stock of each of the Reporting Persons, the adjusted amounts of Common Stock to be outstanding and the percentage of said ownership are set forth in the table below.

------------------------ ------------------- ------------------ ------------------- ----------------
                         Class of            No. of Shares      Adjusted No.        Percentage
                         Security            Beneficially       of Shares to be     Beneficially
                                             Owned              Outstanding         Owned
------------------------ ------------------- ------------------ ------------------- ----------------
Lebovitz                 Common Stock        9,739,682          33,213,393          29.3%
------------------------ ------------------- ------------------ ------------------- ----------------
CBL                      Common Stock        8,805,243          32,335,496          27.3%
------------------------ ------------------- ------------------ ------------------- ----------------
College Station          Common Stock        228,194            25,228,501          .9%
------------------------ ------------------- ------------------ ------------------- ----------------
CBL Employees            Common Stock        27,157             25,027,464          .1%
------------------------ ------------------- ------------------ ------------------- ----------------
Foothills                Common Stock        43,296             25,043,603          .2%
------------------------ ------------------- ------------------ ------------------- ----------------
Girvin                   Common Stock        3,385              25,003,692          .0%
------------------------ ------------------- ------------------ ------------------- ----------------
Warehouse                Common Stock        23,528             25,023,835          .0%
------------------------ ------------------- ------------------ ------------------- ----------------
CBL Trust                Common Stock        50,800             25,051,107          .2%
------------------------ ------------------- ------------------ ------------------- ----------------
Peterken Trust           Common Stock        50,800             25,051,107          .2%
------------------------ ------------------- ------------------ ------------------- ----------------
SDL                      Common Stock        442,000 (1)        25,382,643          1.7%
------------------------ ------------------- ------------------ ------------------- ----------------
Foy                      Common Stock        399,002 (2)        25,320,148          1.6%
------------------------ ------------------- ------------------ ------------------- ----------------

(1) Includes 59,664 shares owned directly, 238,936 shares that may be acquired upon exercise of the CBL Rights and options to acquire 143,400 shares that are exercisable within 60 days.

(2) Includes 79,161 shares owned directly, 189,241 share that may be acquired upon exercise of the CBL Rights and options to acquire 130,600 shares that are exercisable within 60 days.

(b) The number of shares beneficially owned by each Reporting Person with sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in the table below.

------------------------ ---------------- ------------------- ---------------------- --------------------------------
                         Sole Voting      Shared Voting       Sole Dispositive       Shared Dispositive Power
                         Power            Power               Power
------------------------ ---------------- ------------------- ---------------------- --------------------------------
Lebovitz                 9,638,082        101,600             9,638,082              101,600
------------------------ ---------------- ------------------- ---------------------- --------------------------------
CBL                      8,805,243        0                   8,805,243              0
------------------------ ---------------- ------------------- ---------------------- --------------------------------
College Station          228,194          0                   228,194                0
------------------------ ---------------- ------------------- ---------------------- --------------------------------
CBL Employees            27,157           0                   27,157                 0
------------------------ ---------------- ------------------- ---------------------- --------------------------------
Foothills                43,296           0                   43,296                 0
------------------------ ---------------- ------------------- ---------------------- --------------------------------
Girvin                   3,385            0                   3,385                  0
------------------------ ---------------- ------------------- ---------------------- --------------------------------
Warehouse                23,528           0                   23,528                 0
------------------------ ---------------- ------------------- ---------------------- --------------------------------
CBL Trust                50,800           0                   50,800                 0
------------------------ ---------------- ------------------- ---------------------- --------------------------------
Peterken Trust           50,800           0                   50,800                 0
------------------------ ---------------- ------------------- ---------------------- --------------------------------
SDL                      442,000          0                   442,000                0
------------------------ ---------------- ------------------- ---------------------- --------------------------------
Foy                      399,002          0                   399,002                0
------------------------ ---------------- ------------------- ---------------------- --------------------------------

     (c) SDL received awards, under the Issuer's stock incentive plan, of 953 shares of Common Stock on August 14, 2000 and 976 shares of Common Stock on August 29, 2000. Except as set forth in the previous sentence, during the last sixty days there were no transactions effected by the Reporting Persons.

     (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended and supplemented by adding, after the last paragraph thereof, the following:

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

     In connection with the acquisition contemplated in the Master Contribution Agreement, On September 25, 2000, a Voting and Standstill Agreement was entered into by the Issuer, the Operating Partnership, Lebovitz, SDL, Foy, Jacobs and Martin J. Cleary, as more fully described herein in Item 4 above.

     Except as referred to above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other entity with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

     The following is added to Item 7:

     1. Exhibit 1 - Joint Filing Agreement, dated as of October 4, 2000, by and among the Reporting Persons.

     2. Exhibit 2 - Voting and Standstill Agreement, dated as of September 25, 2000, by and among the Issuer, the Operating Partnership, Lebovitz, SDL, Foy, Jacobs and Martin J. Cleary.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2000                  CHARLES B. LEBOVITZ

                                        /s/ Charles B. Lebovitz
                                        ------------------------------
                                        Charles B. Lebovitz


Dated: October 4, 2000                  CBL & ASSOCIATES, INC.

                                        By: /s/ Charles B. Lebovitz
                                            ------------------------------
                                        Charles B. Lebovitz
                                        President


Dated: October 4, 2000                  COLLEGE STATION ASSOCIATES

                                        By: /s/ Charles B. Lebovitz
                                            ------------------------------
                                        Charles B. Lebovitz,
                                        as managing general partner


Dated: October 4, 2000                  CBL EMPLOYEES PARTNERSHIP
                                         / CONWAY

                                        By: CBL & Associates, Inc.,
                                        as managing general partner
                                        By: /s/ Charles B. Lebovitz
                                            ------------------------------
                                        Charles B. Lebovitz
                                        President


Dated: October 4, 2000                  FOOTHILLS PLAZA PARTNERSHIP

                                        By: CBL & Associates, Inc.,
                                        as managing partner
                                        By: /s/ Charles B. Lebovitz
                                            ------------------------------
                                        Charles B. Lebovitz
                                        President

Dated: October 4, 2000                  GIRVIN ROAD PARTNERSHIP

                                        By: CBL & Associates, Inc.,
                                        as managing general partner
                                        By: /s/ Charles B. Lebovitz
                                            ------------------------------
                                        Charles B. Lebovitz
                                        President


Dated: October 4, 2000                  WAREHOUSE PARTNERSHIP

                                        By: CBL & Associates, Inc.,
                                        as managing general partner
                                        By: /s/ Charles B. Lebovitz
                                            ------------------------------
                                        Charles B. Lebovitz
                                        President


Dated: October 4, 2000                  TRUST U/W MOSES LEBOVITZ
                                        F/B/O/ CHARLES B. LEBOVITZ

                                        By: /s/ Charles B. Lebovitz
                                            ------------------------------
                                        Charles B. Lebovitz,
                                        as trustee


Dated: October 4, 2000                  TRUST U/W MOSES LEBOVITZ
                                        F/B/O/ FAYE L. PETERKEN

                                        By: /s/ Charles B. Lebovitz
                                            ------------------------------
                                        Charles B. Lebovitz,
                                        as trustee


Dated: October 4, 2000                  STEPHEN D. LEBOVITZ

                                        /s/ Stephen D. Lebovitz
                                        ------------------------------
                                        Stephen D. Lebovitz


Dated: October 4, 2000                  JOHN N. FOY

                                         /s/ John N. Foy
                                        ------------------------------
                                        John N. Foy